

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

<u>Via E-mail</u>
Mr. Paul G. Reitz
Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

      RE: Titan International, Inc.
              Form 10-K for the Year ended December 31, 2011
              Filed February 23, 2012
              Form 10-Q for the Quarter ended March 31, 2012
              Filed April 26, 2012
              File No. 1-12936

Dear Mr. Reitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 20

2. Please discuss in substantially greater detail the business reasons for the changes between periods in net sales, cost of sales and gross profit. In addition, please enhance your disclosure to discuss in greater detail the business reasons for the changes between periods in these line items for each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, quantify the amount of the increase to net sales that was due to increased demand and the amount of the increase to net sales that was due to pricing/mix improvements. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 29

3. We note that you acquired The Goodyear Tire & Rubber Company's Latin American farm tire business in April 2011 and their operations represented approximately 19% of your 2011 sales. Further, we note on page 37 for your March 31, 2012 Form 10-Q that $12.1 million of your cash and cash equivalents balance is held in foreign countries. As such, please enhance your disclosure to discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

4. We note the changes in your operational working capital materially impacted your cash flows from operations, including significant increases in accounts receivable and inventory balances as of December 31, 2011 as compared to balances as of December 31, 2010. Consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements.

Item 15 – Exhibits, Financial Statement Schedules, page 38

Note 11 – Warranty Costs, page F-14

5. Please enhance your disclosure to present a summary of the warranty liability activity for the most recent three years rather than two years. Refer to paragraph to FASB ASC 460-10-50-8.

6. We note that you have extended warranties on some of your products. We further note that your provision for warranty liabilities and warranty payments made during the year ended December 31, 2011 and December 31, 2010 materially exceeded the prior year's provision. Please tell us how you determined the warranty liability as of each balance sheet and what consideration you have given to identifying this contingency as a critical accounting policy.

Note 13 – Revolving Credit Facility and Long Term Debt, page F-15

5.625% convertible senior subordinated notes due 2017, page F-15

7. With reference to the specific terms of the 5.625% convertible senior subordinated notes due 2017, including the conversion feature that if the price of Titan common stick at the time of determination exceeds the base conversion price, the based conversion rate will be increased by an additional number of shares, please address how you accounted for the original issuance of the debt. Ensure that you identify the "certain events" that would require the conversion rate to be adjusted. Please identify the specific guidance within ASC 470-20 that you relied on and how you determined the $16.1 million charge you recognized in connection with the exchange.

Form 10-Q for the Quarter Ended March 31, 2012

General

8. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief